SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.      )

Tidelands Bancshares, Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
886374107
(CUSIP Number)
June 25, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	886374107	13G	Page	2	of	5 Pages

1	NAME OF REPORTING PERSON Henri Wedell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		185,417

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		185,417

WITH:	8	SHARED DISPOSITIVE POWER

		274,046(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	274,046

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.4%

12	TYPE OF REPORTING PERSON

	IN

(1)	Includes 88,629 shares owned by Marsha Wedell, the wife of Mr. Wedell. Mrs. Wedell owns the shares in her own name, and there is no agreement between Mr. Wedell and Mrs. Wedell with respect to the voting or disposition of such shares. However, Mr. Wedell could later influence or direct the disposition of such shares. While Mr. Wedell does not admit that he has voting or dispositive power over these shares, his influence over Mrs. Wedell’s investments could constitute shared dispositive power and constitute beneficial ownership.

CUSIP NO.	886374107	13G	Page	3	of	5 Pages

Item 1(a).	Name of Issuer:	Tideland Bancshares, Inc.

Item 1(b).	Address of Issuer’s	875 Lowcountry Blvd.
	Principal Executive Offices:	Mount Pleasant, SC 29464

Item 2(a).	Name of Person Filing:	Henri Wedell

Item 2(b).	Address of Principal	125 Norwal
	Business Office or, if none, Residence:	Memphis, Tennessee 38117

Item 2(c).	Organization/Citizenship:	United States of America

Item 2(d).	Title of Class
	Of Securities:	Common Stock, $0.01 par value

Item 2(e).	CUSIP Number:	886374107

Item 3.	Inapplicable.

Item 4.	Ownership.

Total Shares
of
	Common				Sole	Shared
	Stock	Percent	Sole	Shared	Power	Power
	Beneficially	of	Voting	Voting	to	to
Person	Owned	Class (1)	Power	Power	Dispose	Dispose
Henri Wedell	274,046	6.41%	185,417	0	185,417	274,046 (2)

(1)	Based on 4,277,176 shares of Common Stock outstanding as of May 1, 2008 as reported on the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2008 filed with the Commission on May 14, 2008.

(2)	Includes 88,629 shares owned by Marsha Wedell, the wife of Mr. Wedell. Mrs. Wedell owns the shares in her own name, and there is no agreement between Mr. Wedell and Mrs. Wedell with respect to the voting or disposition of such shares. However, Mr. Wedell could later influence or direct the disposition of such shares. While Mr. Wedell does not admit that he has voting or dispositive power over these shares, his influence over Mrs. Wedell’s investments could constitute shared dispositive power and constitute beneficial ownership.

CUSIP NO.	886374107	13G	Page	4	of	5 Pages
Item 5. Ownership of Five Percent or Less of a Class.
          Inapplicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
          Inapplicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
          Inapplicable
Item 8. Identification and Classification of Members of the Group.
          Inapplicable
Item 9. Notice of Dissolution of Group.
          Inapplicable
Item 10. Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO.	886374107	13G	Page	5	of	5 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

07/01/2008
Date

/s/ Henri Wedell
(Signature)
Henri Wedell